Filed pursuant to Rule 424 (b) (3)
                                            Registration Statement No. 333-38718


Supplement, Dated July 3, 2000, to Prospectus, Dated June 7, 2000
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     The owner of RELM Wireless Corporation's former paper manufacturing operations is in default of its principal payment obligation to RELM under its senior secured promissory note dated May 12, 1997, in the amount of $400,000 which was due on June 16, 2000. RELM has accelerated and demanded immediate payment in full of the entire outstanding principal balance due under the Note of $1,600,000.

     Under the Note, principal payments of $400,000 each, together with all accrued and unpaid interest and all other amounts due, were to be paid on June 16, 2000, and June 16, 2001, and an installment payment of $800,000 was to be due and owing on June 16, 2002.

     The Note is secured pursuant to a Security Agreement pursuant to which the former subsidiary has granted RELM a lien and security interest in certain collateral. RELM's security interest is subordinated to the security interest granted to the former subsidiary's senior lender. In addition, a principal of the former paper operations has guaranteed to RELM the prompt and complete payment of the Note when due.

     Although RELM expects to recover all sums due, whether in the form of cash or assets, the default will adversely impact RELM's cash flow. RELM expects that it will be able to fund its working capital requirements from operations and its revolving line of credit.